ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

19 March 2009

Director/PDMR Shareholding

Reed Elsevier announces, in accordance with Disclosure and Transparency Rule 3.1.4R(1), that it received notification yesterday from Andrew Prozes, a Director of Reed Elsevier PLC and Reed Elsevier NV, that the Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs previously announced by Reed Elsevier on 30 January 2009 as being subject to a security arrangement are no longer subject to a grant of security.

The interests of Mr Prozes in the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV remains as announced by Reed Elsevier on 3 March 2009.